SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)

Frank Porter Stansberry
1217 St. Paul Street
Baltimore, MD 21202
(888) 610-8895
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107

1	NAMES OF REPORTING PERSONS
Frank Porter Stansberry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE [See Item 5]

	8	SHARED VOTING POWER
NONE

	9	SOLE DISPOSITIVE POWER
66,346,500 [See Item 5]

	10	SHARED DISPOSITIVE POWER
NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,346,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.5% [See Item 5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

The Reporting Person (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2022 pursuant to Rule 13d-1(d).  On July 27, 2022, the Reporting Person acquired beneficial ownership of more than 2% of the outstanding shares of Class A Common Stock (as defined in Item 1 below) over a twelve-month period and as a result ceased to be eligible to file a Schedule 13G under Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended.  Accordingly, the Reporting Person is filing a Schedule 13D.

Item 1.	Security and Issuer.

This Statement relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of MarketWise, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1125 N. Charles Street, Baltimore, Maryland  21201.

Item 2.	Identity and Background

(a) This Statement is filed by Frank Porter Stansberry, an individual (the “Reporting Person”).

(b) The business address of the Reporting Person is 1217 St. Paul Street, Baltimore, MD 21202.

(c) The Reporting Person is the Founder of Porter & Company, LLC.  Porter & Company, LLC’s principal business is to provide investment research.  The business address is 1217 St. Paul Street, Baltimore, MD 21202.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 1,532,286 shares of Class A Common Stock in open market purchases from January 20, 2022 through the date of this filing.  The aggregate purchase price for all shares of Class A Common Stock was approximately $4,604,760, paid using the Reporting Person’s personal funds.

Previously, on July 21, 2021, the Reporting Person received 64,814,214 Common Units of MarketWise LLC, as a result of the recapitalization of MarketWise, LLC in connection with the completion of a series of transactions by which MarketWise, Inc. became a public reporting company.  The Common Units of MarketWise LLC are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at the option of the holder.  The resale restrictions on the Class A Common Stock terminated on January 17, 2022, and the Issuer filed a registration statement covering the resale of the authorized, but not issued and outstanding Class A Shares underlying the Common Units of MarketWise, LLC owned by the Reporting Person, which was most recently declared effective on March 15, 2022.  Accordingly, the Reporting Person is the beneficial owner of the 64,814,214 Class A Common Stock underlying the Common Units of MarketWise LLC.  According to the Issuer, the shares held by the Reporting Person are subject to an irrevocable voting proxy in favor of the Issuer.

Item4.	Purpose of Transaction

The Reporting Person believes that the Issuer’s Class A Common Stock were undervalued by the market at the times of the share purchases and acquired the shares described in Section 5(c) for investment purposes.

The Reporting Person intends to review the investment in the Issuer on a continuing basis and may acquire additional shares of Class A Common Stock or dispose of shares of Class A Common Stock based upon consideration of various factors, including, without limitation, the price levels of the Class A Common Stock, general market and economic conditions, the Issuer’s business, financial condition, and prospects, and the Reporting Person’s need for liquidity.

On June 27, 2022, the Reporting Person filed a letter to the Issuer demanding production of certain of the Issuer’s books and records relating to the series of transactions culminating in the Issuer becoming a public company, pursuant to Section 220 of the General Corporation Law of the State of Delaware.  The Reporting Person subsequently withdrew the demand letter on August 25, 2022, without prejudice to his ability to renew in the future without the Issuer’s consent.  On September 6, 2022, the Reporting Person informally expressed interest to certain board members and executive officers of the Issuer in obtaining a board seat at the Issuer and the return of the proxy to vote the Reporting Person’s shares.  The Reporting Person also informally identified potential strategic acquisitions for the Issuer and a potential role for the Reporting Person on the Issuer’s management team.  On multiple occasions, the Reporting Person has also expressed to certain board members and executive officers of the Issuer his disagreements with management relating to the series of transactions culminating in the Issuer becoming a public company.  Notwithstanding the foregoing, no formal plans or proposals were made to the Issuer pursuant to these communications.

The Reporting Person intends to engage management and the board of directors of the Issuer in discussions regarding the Reporting Person’s desire for a board seat or management position at the Issuer and the return of the proxy to vote his shares.  The Reporting Person may also engage in discussions with the Issuer’s management and board of directors to discuss the optimal level of industry-specific experience for the Issuer’s board of directors and the appropriate capital strategy for the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person is the beneficial owner of 66,346,500 shares of Class A Common Stock, constituting approximately 71.5% of the class outstanding.  Specifically, the Reporting Person is the holder of record of 1,532,286 shares of Class A Common Stock purchased in open market transactions.  Additionally, the Reporting Person has the right to acquire 64,814,214 shares of Class A Common Stock underlying the Reporting Person’s Common Units of MarketWise, LLC: (i) 62,247,571 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held of record by the Reporting Person and (ii) 2,566,643 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held by a limited liability company over which the Reporting Person has beneficial ownership.  As of August 15, 2022, there were 27,933,763 shares of Class A Common Stock outstanding according to the Issuer.  In accordance with Rule 13d-3(d)(1)(i), the 64,814,214 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the Reporting Person only.

(b)
The Reporting Person has sole power to dispose or to direct the disposition of 66,346,500 shares of Class A Common Stock.  The Reporting Person has no power to vote any shares of Class A Common Stock.  According to the Issuer, the shares held by the Reporting Person are subject to an irrevocable voting proxy in favor of the Issuer.

(c)	The chart below describes transactions in the last sixty days by the Reporting Person in shares of Class A Common Stock:

Transaction Date	Transaction Type	Number of Shares	Price per Share
7/27/2022	Open Market Purchase	18,384	$2.6796
	Open Market Purchase	31,616	$2.7
	Open Market Purchase	1,350	$2.5993
	Open Market Purchase	97,650	$2.65
	Open Market Purchase	99,000	$2.648
	Open Market Purchase	33,991	$2.6495
	Open Market Purchase	59,009	$2.65
	Open Market Purchase	1,300	$2.6177
	Open Market Purchase	98,699	$2.6234
	Open Market Purchase	1,300	$2.6546
	Open Market Purchase	189,199	$2.7033
	Open Market Purchase	20,353	$2.7194
	Open Market Purchase	2,874	$2.73
07/28/2022	Open Market Purchase	33,994	$2.65
	Open Market Purchase	11,530	$2.65
07/29/2022	Open Market Purchase	785	$2.658
	Open Market Purchase	6,832	$2.67
09/01/2022	Open Market Purchase	5,300	$2.67
	Open Market Purchase	1,608	$2.67
	Open Market Purchase	100	$2.66
	Open Market Purchase	1,000	$2.66
	Open Market Purchase	8,392	$2.68
	Open Market Purchase	1,000	$2.66
09/02/2022	Open Market Purchase	819	$2.732
	Open Market Purchase	2,852	$2.74
09/06/2022	Open Market Purchase	242	$2.6
	Open Market Purchase	40,694	$2.568
09/07/2022	Open Market Purchase	9,478	$2.542
	Open Market Purchase	71,801	$2.55
09/08/2022	Open Market Purchase	249,818	$2.50
	Open Market Purchase	182	$2.50

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

According to the Issuer, the shares held by the Reporting Person are subject to an irrevocable voting proxy in favor of the Issuer.

Additionally, the Reporting Person is entitled to registration rights relating to the shares of Class A Common Stock underlying the Common Units of MarketWise, LLC pursuant to the Amended and Restated Registration Rights Agreement dated July 21, 2021.  The Amended and Restated Registration Rights Agreement is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed July 28, 2021.

The Reporting Person entered into a series of options transactions concerning Class A Common Stock from August 4, 2022 through August 10, 2022.  Specifically, on August 4-5, 2022, the Reporting Person sold 543 calls with a strike price of $5 and expiration date of November 18, 2022, and from August 5-10, 2022, the Reporting Person sold 12,806 puts with a strike price of $2.50 and an expiration date of November 18, 2022.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1	Amended and Restated Registration Rights Agreement dated July 21, 2021, by and among MarketWise, Inc., Ascendant Sponsor LP, and certain members of Ascendant Sponsor LP and of MarketWise, LLC (incorporated herein by reference to Exhibit 10.1 in MarketWise, Inc.’s Form 8-K filed with the SEC on July 28, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2022	/s/ Frank Porter Stansberry
Frank Porter Stansberry